

Mail Stop 6010

October 22, 2008

Mr. Michael J. Schuh
Chief Financial Officer
Sonosite, Inc.
21919 30th Drive S.E.
Bothell, Washington 98021

      Re: Sonosite, Inc.
              Form 10-K for the Year Ended December 31, 2007
              Filed March 17, 2008
              File No. 000-23791

Dear Mr. Schuh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.   In your future filings, please expand your "Overview" section on page 31 to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Critical Accounting Policies and Estimates, page 32

Convertible debt and hedge transaction, page 35

2.   We note your disclosures that in your judgment the conversion option on your senior convertible notes met the criteria to preclude recognition as a debt discount and that you recorded the call option and warrant transactions as equity instruments since in your judgment they met the existing criteria. Please tell us and revise future filings to discuss what criteria the conversion option, the call option and warrant transactions met to preclude classification as assets or liabilities. Cite the applicable accounting literature in your response.

Contractual obligations, page 39

3.   Please revise the contractual obligations table and related disclosure in future filings to include all of the items required by Item 303(a)(5) of Regulation S-K. In this regard, we do not see where you have included disclosure of the convertible senior notes discussed in Note 9 to the consolidated financial statements or the contingent purchase consideration discussed in Note 5 of the consolidated financial statements. Additionally, include a discussion of the related interest expense, if material. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance and Item 303(a)(5) of Regulation S-K for guidance.

Item 8. Financial Statements and Supplementary Data, page 42

Note 6. Acquisitions, page 61

4.   We note that in connection with your acquisition of LumenVu, you allocated $11.8 million to an intangible technology asset. We further note that you will amortize this asset over ten years commencing with sales of products incorporating this technology and that you expect to introduce products incorporating this technology in early 2009. Please address the following:

- Tell us and revise future filings to explain in greater detail the nature of the technology that you acquired and how you intend to use that technology to increase future sales.

- Tell us how you considered paragraphs 39 and 42 of SFAS 141 in recording the intangible asset.

Note 15. Segment reporting, page 72

5.   We note your disclosures of long-lived assets by geographic location, which appears to include goodwill, intangible assets and other assets. Please revise this disclosure in future filings to present only tangible assets. Refer to Question 22 in the FASB Staff Implementation Guide to Statement 131.

Item 11. Executive Compensation, page 75

6.   We note from your disclosure that you have incorporated by reference from your proxy statement that your named executive officers' compensation elements are targeted at the 50th percentile of your market data for base salaries, the 75th percentile for total cash compensation when taking into account short-term incentive compensation, and at the 50th percentile for equity awards and grants. Given that you target the elements of your compensation packages, please discuss and analyze in your applicable future filings how each element of compensation you provided to the named executive officers relates to the market data from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Short-term Incentive Compensation

7.   We note from your discussion on page 14 of the proxy statement that you have
        incorporated by reference that you do not disclose the targets in order for your named
        executive officers to receive their bonuses. In future filings, please provide such
        disclosure as applicable. To the extent you believe that disclosure of such information, on
        a historical basis, would result in competitive harm such that the information could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a
        detailed explanation supporting your conclusion. To the extent that it is appropriate to
        omit specific targets or goals, you are required to provide appropriate disclosure pursuant
        to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the
        Regulation S-K Compliance and Disclosure Interpretations available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how
        difficult or likely it will be to achieve the target levels or other factors, you should
        provide as much detail as necessary without disclosing information that poses a
        reasonable risk of competitive harm.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief